Exhibit 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

SECOND QUARTER 2026

28 August 2026

FRONTLINE PLC REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2026

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the six months ended June 30, 2026:

Highlights

•	Reported the best quarterly profit ever of $659.2 million, or $2.96 per share for the second quarter of 2026 and the best adjusted profit ever of $580.2 million for the second quarter of 2026, or $2.61 per share.
•	Declared a cash dividend of $2.61 per share for the second quarter of 2026.
•	Reported revenues of $943.3 million for the second quarter of 2026.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the second quarter of $152,700, $111,500 and $92,400 per day, respectively.
•	Reduced financing costs through a combination of margin reductions on existing facilities and full refinancing of selected facilities, reducing the Company's weighted average interest rate margin by approximately 52 basis points ("bps") from 178 bps at the end of the first quarter of 2026 to 126 bps upon completion of the process in the third quarter of 2026.
•	Entered into agreements to sell two VLCCs built in 2017 in July 2026 for a total sales price of $270.0 million. Subject to the completion of the sales, the total cash proceeds from the sales of approximately $179.0 million will be returned to shareholders through the payment of a special one-time dividend of $0.80 per share.
•	Delivered our two oldest Suezmax tankers built in 2014 and 2015 in the second quarter of 2026, resulting in a gain on sale of $54.7 million.
•	Entered into two one-year time charter-out agreements for two VLCC newbuildings delivered on June 22, 2026 and July 3, 2026, at a rate of $120,000 per day per vessel.
•	Entered into time charter-out agreements for two VLCCs, both built in 2016, for periods of two and three years at average rates of $90,000 and $75,000 per day, respectively, commencing in August 2026.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The second quarter of 2026 continued to be volatile. The entire energy complex is being challenged, creating inefficiencies that support tanker utilization. While the fundamental story of oil demand versus vessel supply has temporarily taken a back seat, Frontline remains focused on capturing near-term value for our shareholders.

Currently, it is difficult to see the ultimate endgame of the ongoing conflict in the Middle East, but our conviction regarding its longer-term effects remains firm. Energy supply security will increasingly dominate strategic decisions, altering trade lanes. At the same time, the need to replenish oil inventories should create material tailwinds for tankers.

Frontline continues to capitalize on these markets into the third quarter, with an increased focus on securing revenue visibility at historically high levels.”

1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the second and third quarters of 2026, we reduced our financing costs through a combination of margin reductions on existing facilities for their remaining tenors and full refinancing of selected facilities, reducing the Company’s weighted average interest rate margin by approximately 52 bps from 178 bps at the end of the first quarter of 2026 to 126 bps upon completion of the process in the third quarter of 2026.

We believe that the refinancing of, and amendments to, our existing debt facilities have been achieved on highly attractive terms, further strengthening our liquidity position while reducing our borrowing costs and cash breakeven rates. We continue to focus on maintaining our competitive cost structure, breakeven levels and solid balance sheet to ensure that we are well positioned to generate significant cash flow and create value for our shareholders.”

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE			Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	2026	Q2 2026	Q1 2026	Q3 2026
VLCC	124,600	152,700	103,500	156,900	86%	23,800
Suezmax	91,700	111,500	72,400	117,400	79%	25,700
LR2 / Aframax	71,700	92,400	50,700	81,000	70%	22,200

We expect the spot TCEs for the full third quarter of 2026 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the third quarter of 2026. See Appendix 1 for further details.

Second Quarter 2026 Results

The Company reported profit of $659.2 million for the second quarter ended June 30, 2026, compared with profit of $559.1 million in the previous quarter. The adjusted profit2 was $580.2 million for the second quarter of 2026 compared with adjusted profit of $344.9 million in the previous quarter. This is the best quarterly profit and adjusted profit ever recorded by the Company. The adjustments in the second quarter of 2026 consisted of a $54.7 million gain on sale of vessels, a $12.4 million share of results of associated companies, $6.4 million in dividends received, a $5.3 million synthetic option revaluation gain, a $0.3 million unrealized gain on derivatives, offset by $0.1 million of debt extinguishment losses and losses on marketable securities. The increase in adjusted profit compared to the previous quarter was primarily driven by higher TCE earnings, which increased from $536.5 million in the previous quarter to $753.3 million in the second quarter.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Tanker Market Update

Global oil consumption averaged 100.3 million barrels per day ("mbpd") in the second quarter of 2026 according to the Energy Information Administration ("EIA"), a decrease of 3.6 mbpd compared to the same period last year, with China being the largest contributor to the decline. Global oil supply fell more sharply, averaging 96.1 mbpd, a decrease of 7.8 mbpd compared to the previous quarter and 8.9 mbpd lower than the same period last year. The shortfall was met from inventory draws, with the EIA estimating global net withdrawals of 4.2 mbpd during the second quarter of 2026 and a further draw of 3.8 mbpd expected in the third quarter of 2026.

Developments in the Middle East and the wider geopolitical picture continued to set the tone for the tanker market. Risk levels across the Strait of Hormuz, the Red Sea and the Black Sea are rapidly changing with little warning, leading to more waiting time, disrupted flows and a greater need for fleet repositioning, all of which has weighed on fleet productivity. A significant number of vessels have remained committed to Arabian Gulf trades, whether idle within the Gulf, engaged in shuttle employment across the strait, or loading at Fujairah and along the Omani coast. The trade has absorbed more tonnage than the cargo volumes alone would suggest, with vessels waiting to transit and more cargoes moving ship-to-ship. Renewed attacks on shipping in the Red Sea have put pressure on the alternative route that handled much of the displaced Saudi Arabian volume and has left market players increasingly reluctant to transit Bab el-Mandeb. We expect to see more volumes moving around the Cape of Good Hope, leading to a further increase in ton-miles. It is too early to say how these flows will settle, but the early signs point to longer voyages and less efficient trade. The more enduring driver, however, has been the relocation of loadings toward the Atlantic Basin. U.S. crude exports have seen consecutive monthly records during the quarter and volumes out of Brazil have hit all-time highs, resulting in an increase in ton-miles that have supported earnings throughout the period.

We expect average VLCC voyage length to remain elevated, with Asian buyers likely to reconsider their dependence on Middle Eastern crude and to source more widely. Alongside this, we expect a sustained need to refill stockpiles, which should outweigh any gradual normalization of trade for some time. Stockpiles may well settle at higher levels than before, as concerns around security of supply should encourage players to carry larger reserves. Looking beyond the current noise, the long-term picture remains unchanged. Oil demand should continue to grow with population and rising living standards. Most of the demand growth is expected to come from the Far East, while most of the new supply is likely to come from the Atlantic Basin. That combination points to longer average voyages and more demand for crude transportation, whatever the outcome of the current disruption.

The overall tanker order book for the asset classes Frontline owns is now 25.4% of the existing global fleet, with 304, 182, and 221 vessels on order for VLCCs, Suezmax tankers and Aframax/LR2 tankers, respectively. We continue to observe the aging of the tanker fleet. According to industry sources, 18.3% of the VLCC fleet, 22.0% of the Suezmax tanker fleet and 22.0% of the combined Aframax and LR2 tanker fleet are now above 20 years of age. However, by the time the current orderbook is fully delivered, 29.6% of the VLCC fleet, 32.7% of the Suezmax tanker fleet and 39.5% of the combined Aframax and LR2 fleet will have passed this threshold, equating to 34.5% of the total fleet.

The Fleet

Newbuilding update

In January 2026, the Company announced that it had entered into agreements to acquire nine latest-generation, scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are from the Hengli shipyard and three from the Dalian shipyard in China.

The delivery schedule for the vessels is attractive, with one vessel delivered on April 30, 2026, one on May 20, 2026, one on June 22, 2026, one on July 3, 2026, one on August 18, 2026 and one on August 26, 2026. The remaining three vessels are expected to be delivered as follows: two vessels in the fourth quarter of 2026 and the final vessel in the first quarter of 2027.

The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing, as further discussed in the financing update.

As of June 30, 2026, the remaining commitment under the agreements was $601.1 million, of which $313.0 million was paid in July and August 2026 upon delivery of three vessels, $198.3 million is due within 2026, and $89.8 million is due within 2027. The acquisition of the remaining three vessels remains subject to certain closing conditions, consistent with industry standards.

Sales update

In April 2026, the Company entered into agreements to sell our two oldest Suezmax tankers built in 2014 and 2015 to an unrelated party for a total sales price of $140.0 million. After commissions and repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $106.0 million, and the Company recorded a gain in the second quarter of 2026 of $54.7 million.

In July 2026, the Company entered into agreements to sell two VLCCs built in 2017 to an unrelated party for a total sales price of $270.0 million. After commission and repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $179.0 million, and the Company expects to record a gain in the third quarter of 2026 of approximately $110.0 million. One of the vessels was delivered to the new owner in early August 2026 and the remaining vessel is expected to be delivered in early September 2026. Subject to the completion of the sales, the total net cash proceeds from the sales of approximately $179.0 million will be returned to shareholders through a payment of a one-time special dividend of $0.80 per share.

Upon delivery of the remaining VLCC newbuildings and sale of two VLCCs, Frontline’s fleet will comprise of 77 vessels, including 40 VLCCs, 19 Suezmax tankers and 18 LR2/Aframax tankers, with an aggregate capacity of approximately

17.1 million DWT. All of the Company's vessels will be ECO vessels3 and 53 will be scrubber-fitted vessels with an average age of approximately 6.6 years, making it one of the youngest and most energy-efficient fleets in the industry.

Time charter-out update

In January 2026, the Company entered into one-year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters commenced in April 2026.

In April 2026, the Company entered into two one-year time charter-out agreements for two VLCC newbuildings delivered on April 30, 2026 and May 20, 2026, at a rate of $110,000 per day per vessel, which commenced in early and late May 2026.

In May 2026, the Company entered into two one-year time charter-out agreements for two VLCC newbuildings delivered on June 22, 2026 and July 3, 2026, at a rate of $120,000 per day per vessel, which commenced in late June and early July 2026.

In July 2026, the Company entered into a two-year time charter-out agreement for one VLCC, built in 2016, at an average rate of $90,000 per day, with a rate structure of $110,000 per day in the first year and $70,000 per day in the second year, which commenced in early August 2026.

In July 2026, the Company entered into a three-year time charter-out agreement for one VLCC, built in 2016, at an average rate of $75,000 per day, with a rate structure of $110,000 per day in the first year, $70,000 per day in the second year and $45,000 per day in the third year, which commenced in late August 2026.

As of the date of this report, 17 of the Company’s vessels (15 VLCCs, one Suezmax tanker, one LR2/Aframax tanker) were on time charter-out contracts with initial periods in excess of 12 months.

3 The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements.

Corporate Update

The Board of Directors declared a dividend of $2.61 per share for the second quarter of 2026. The record date for the dividend will be September 18, 2026, the ex-dividend date is expected to be September 18, 2026, for shares listed on the New York Stock Exchange and September 17, 2026, for shares listed on the Oslo Stock Exchange, and the dividends are scheduled to be paid on or about September 28, 2026.

In addition to the above, the Board of Directors has, subject to completion of the sale of the two VLCCs, determined to return capital to shareholders in connection with the cash proceeds of approximately $179.0 million through the payment of a special one-time dividend of $0.80 per share. The Company will provide further information regarding the special dividend upon completion of the vessel sales.

The Company had 222,622,889 ordinary shares outstanding as of June 30, 2026. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the second quarter of 2026 was also 222,622,889.

Financing Update

Newbuilding financing of up to $737.0 million

In April 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $326.4 million with Crédit Agricole, Standard Chartered and ING to finance the acquisition of four latest-generation, scrubber-fitted ECO VLCC newbuilding contracts. The new facility has a tenor of seven years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 130 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured term loan facility in an amount of up to $410.6 million with Bank of China Hong Kong, insured by China Export and Credit Insurance Corporation, to finance the acquisition of five latest-generation, scrubber-fitted ECO VLCC newbuilding contracts. The facility has a tenor of up to 13.4 years, carries an interest rate of SOFR plus a margin of 75 basis points for the first seven years and 90 basis points thereafter and has an amortization profile of 20 years commencing on the delivery date from the yard. As of the date of this report, $410.6 million remains available and undrawn.

Financing cost reduction

In the second and third quarters of 2026, the Company reduced its financing costs through a combination of margin reductions on existing facilities for their remaining tenors and full refinancing of selected facilities.

The margin reductions resulted in amendments to eight loan facilities with outstanding debt and available revolving credit capacity as of June 30, 2026 totaling up to $1,493.8 million, reducing the margins on the financing for 39 vessels for the remaining tenors.

The Company also entered into six senior secured loan facilities totaling up to $1,061.8 million to refinance the outstanding debt and available revolving credit capacity on 15 vessels and additionally, provide increased revolving credit capacity totaling up to $347.0 million and increased commitments of approximately $80.8 million.

In addition, the Company entered into an amendment agreement to convert the $1.286.0 million senior secured term loan facility into a senior secured revolving reducing credit facility. As of the date of this report, the facility is fully repaid and $790.3 million remains available and undrawn, as a result of drawdowns on our other revolving credit facilities.

As a result of the above transactions, the Company's weighted average interest rate margin has reduced by approximately 52 bps from 178 bps based on outstanding debt at the end of the first quarter of 2026 to 126 bps based on outstanding debt upon completion of the process in the third quarter of 2026, inclusive of the expected drawdowns on the $410.6 million loan facility to partially finance the two VLCC newbuildings delivered in August 2026.

Refinancing of up to $1,061.8 million

In May 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $165.0 million with DNB to refinance outstanding debt and additionally, to provide revolving credit capacity in an amount of up to $60.2 million. The new facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In June 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $72.5 million from one of our relationship banks to refinance a secured revolving reducing credit facility and additionally, to increase the revolving credit capacity in an amount of up to $28.6 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In June 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $177.8 million with ABN AMRO to refinance outstanding debt and additionally, to provide revolving credit capacity in an amount of up to $80.3 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In August 2026, the Company entered into senior secured term loan facility in an amount of up to $234.2 million with Deka Bank to refinance outstanding debt and additionally, to provide increased commitments of approximately $80.8 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 115 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $224.0 million with ING to refinance two other secured revolving reducing credit facilities and additionally, to increase the revolving credit capacity in an amount of up to $71.6 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $188.3 million with KfW to refinance outstanding debt and additionally, to provide revolving credit capacity in an amount of up to $106.3 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

Conference Call and Webcast

On August 28, 2026, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:

Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:

Online registration

A replay of the conference call will be available following the live call. Please use the link below to access the webcast:

Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	supply chain disruptions affecting shipyards, spare parts or critical equipment, including delays in newbuilding deliveries or vessel maintenance;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in OPEC and non-OPEC production decisions and geopolitical developments affecting oil supply and trade flows;

•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, repairs, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•	our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. European Union and other international regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•	compliance with the Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•	vessel breakdowns and instances of off-hire;
•	cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse of intentional or unintentional misapplication of artificial intelligence in our business;
•	our ability to successfully adopt artificial intelligence and digital logistics into our operating systems;
•	risks associated with potential cybersecurity or other privacy threats and data security breaches;
•	potential conflicts of interest involving members of our Board of Directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy and cost of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•	disruptions to global trade routes, including actual or threatened attacks on commercial shipping, military conflicts, piracy, terrorism, sanctions enforcement actions, restricted transit through strategic waterways, or other security incidents affecting the Strait of Hormuz, Bab el-Mandeb, Red Sea, Suez Canal, Panama Canal or other major shipping routes;
•	the impact of increasing trade restrictions, tariffs, port charges, sanctions, export controls, and other protectionist measures; that may affect global oil trade flows, vessel utilization, customer demand, or operating costs;

•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the U.S Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors

Frontline plc

Limassol, Cyprus

August 27, 2026

Ola Lorentzon - Chairman and Director

John Fredriksen - Director

James O'Shaughnessy - Director

Cato Stonex - Director

Dr. Maria Papakokkinou - Director

Mikkel Storm Weum - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS

+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS

+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2026

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS	Three months ended			Six months ended
(in thousands of $, except per share data)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenues	943,299	714,242	480,077	1,657,541	907,943
Other operating income	75,380	215,085	(135)	290,465	92
Total revenues and other operating income	1,018,679	929,327	479,942	1,948,006	908,035

Voyage expenses and commission	205,895	180,580	194,594	386,475	374,569
Ship operating expenses	57,449	61,708	59,783	119,157	120,125
Administrative expenses	12,496	25,918	11,517	38,414	24,865
Depreciation	71,338	75,996	82,170	147,334	163,431
Total operating expenses	347,178	344,202	348,064	691,380	682,990
Net operating income	671,501	585,125	131,878	1,256,626	225,045

Finance income	4,714	2,682	4,759	7,396	9,243
Finance expense	(35,226)	(40,224)	(60,389)	(75,450)	(123,188)
Gain (loss) on marketable securities	(30)	733	111	703	(1,679)
Share of results of associated companies	12,389	11,359	176	23,748	1,117
Dividends received	6,378	15	2,530	6,393	3,815
Profit before income taxes	659,726	559,690	79,065	1,219,416	114,353
Income tax expense	(554)	(570)	(1,522)	(1,124)	(3,523)
Profit for the period	659,172	559,120	77,543	1,218,292	110,830
Basic and diluted earnings per share	$2.96	$2.51	$0.35	$5.47	$0.50

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Three months ended			Six months ended
(in thousands of $)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025

Profit for the period	659,172	559,120	77,543	1,218,292	110,830

Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)	(205)	80	(93)	(125)	(194)
Other comprehensive income (loss)	(205)	80	(93)	(125)	(194)
Comprehensive income	658,967	559,200	77,450	1,218,167	110,636

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Jun 30 2026	Dec 31 2025
ASSETS
Current assets
Cash and cash equivalents	321,424	251,347
Marketable securities	883	2,067
Other current assets	590,097	453,838
Total current assets	912,404	707,252

Non-current assets
Newbuildings	225,770	—
Vessels and equipment	4,529,569	4,911,996
Goodwill	112,452	112,452
Investment in associated company	32,539	8,791
Other non-current assets	—	13,136
Total non-current assets	4,900,330	5,046,375
Total assets	5,812,734	5,753,627

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	265,911	320,520
Other current payables	222,074	174,186
Total current liabilities	487,985	494,706

Non-current liabilities
Long-term debt	2,168,931	2,747,225
Other non-current payables	1,140	818
Total non-current liabilities	2,170,071	2,748,043

Equity
Frontline plc equity	3,155,150	2,511,350
Non-controlling interest	(472)	(472)
Total equity	3,154,678	2,510,878
Total liabilities and equity	5,812,734	5,753,627

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Three months ended			Six months ended
(in thousands of $)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
OPERATING ACTIVITIES
Net cash provided by operating activities	579,487	382,496	153,547	961,984	291,474

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(330,825)	(323,042)	(1,936)	(653,868)	(2,402)
Proceeds from sale of vessels	138,590	827,290	—	965,880	—
Proceeds from sale of marketable securities	—	1,887	—	1,887	361
Net cash provided by (used in) investing activities	(192,235)	506,135	(1,936)	313,899	(2,041)

FINANCING ACTIVITIES
Proceeds from issuance of debt	104,812	151,604	1,286,534	256,416	1,433,715
Repayment of debt	(296,334)	(591,521)	(1,357,814)	(887,855)	(1,575,089)
Repayment of obligations under leases	—	—	(80)	—	(277)
Dividends paid	(345,065)	(229,302)	(40,072)	(574,367)	(84,597)
Net cash used in financing activities	(536,587)	(669,219)	(111,432)	(1,205,806)	(226,248)

Net change in cash and cash equivalents	(149,335)	219,412	40,179	70,077	63,185
Cash and cash equivalents at start of period	470,759	251,347	436,538	251,347	413,532
Cash and cash equivalents at end of period	321,424	470,759	476,717	321,424	476,717

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	Jun 30, 2026	Jun 30, 2025	2025 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	437	1,782	1,782
Other comprehensive income (loss)	(125)	(194)	(1,345)
Balance at end of period	312	1,588	437

RETAINED EARNINGS
Balance at beginning of period	679,509	507,467	507,467
Profit for the period	1,218,292	110,830	379,081
Cash dividends	(574,367)	(84,597)	(207,039)
Balance at end of period	1,323,434	533,700	679,509

EQUITY ATTRIBUTABLE TO THE COMPANY	3,155,150	2,366,692	2,511,350

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	3,154,678	2,366,220	2,510,878

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

	Three months ended			Six months ended
(in thousands of $)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Adjusted profit
Profit	659,172	559,120	77,543	1,218,292	110,830
Add back:
Loss on marketable securities	30	—	—	30	1,790
Unrealized loss on derivatives	1,481	3,064	3,594	4,545	9,507
Debt extinguishment losses	51	—	283	51	300
Synthetic option revaluation loss (1)	—	5,766	1,748	5,766	3,350

Less:
Unrealized gain on derivatives	(1,787)	—	—	(1,787)	—
Gain on marketable securities	—	(733)	(111)	(733)	(111)
Share of results of associated companies	(12,389)	(11,359)	(176)	(23,748)	(1,117)
Gain on sale of vessels	(54,717)	(210,921)	—	(265,638)	—
Dividends received	(6,378)	(15)	(2,530)	(6,393)	(3,815)
Synthetic option revaluation gain (1)	(5,253)	—	—	(5,253)	—
Adjusted profit	580,210	344,922	80,351	925,132	120,734
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	2.61	1.55	0.36	4.16	0.54

(1) The three-year vesting period for the synthetic options granted to employees and board members in the fourth quarter of 2021 ended during the fourth quarter of 2024. As there are no ongoing service requirements, adjusted profit for the fourth quarter of 2024 and subsequent quarters exclude the gains and losses arising from the revaluation of the synthetic option liability in the relevant periods. Adjusted profit will also exclude any gains or losses resulting from the revaluation of the liability for the remaining exercisable options until the expiration of the options in the fourth quarter of 2026.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare profits generated from a voyage charter to profits generated from a time charter. We define TCE as operating revenues and other voyage income less voyage expenses and commission (excluding unrealized loss on freight derivatives), administrative income and other non-vessel related items. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of its vessels and in evaluating the Company’s financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

	Three months ended			Six months ended
(in thousands of $)	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenues	943,299	714,242	480,077	1,657,541	907,943

Add (less)
Other voyage income	20,498	4,164	—	24,662	—
Voyage expenses and commission	(205,895)	(180,580)	(194,594)	(386,475)	(374,569)
Unrealized (gain) loss on freight derivatives	(1,787)	1,787	—	—	—
Other non-vessel items	(2,841)	(3,064)	(2,529)	(5,905)	(9,344)
Total TCE	753,274	536,549	282,954	1,289,823	524,030

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in the Company’s fleet.

TCE per day is a measure of the average daily income performance. The Company’s method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On-hire days are calculated on a vessel by vessel basis and represent the net of available days and off-hire days for each vessel (owned or chartered in) operated by the Company during a reporting period. Available days for a vessel during a reporting period are defined as the number of days the vessel (owned or chartered in) is in the Company’s possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in the Company’s possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Three months ended			Six months ended
	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Time charter TCE (in thousands of $)
VLCC	69,326	16,404	4,627	85,730	9,204
Suezmax	5,358	5,773	3,237	11,131	6,332
LR2	8,700	4,816	6,806	13,516	20,410
Total Time charter TCE	83,384	26,993	14,670	110,377	35,946

Spot TCE (in thousands of $)
VLCC	337,841	304,996	154,513	642,837	287,786
Suezmax	194,592	129,935	72,205	324,527	131,017
LR2	137,457	74,625	41,566	212,082	69,281
Total Spot TCE	669,890	509,556	268,284	1,179,446	488,084

Total TCE	753,274	536,549	282,954	1,289,823	524,030

Spot days (available days less off hire days)
VLCC	2,212	2,947	3,586	5,159	7,168
Suezmax	1,746	1,794	1,854	3,540	3,737
LR2	1,488	1,471	1,420	2,959	2,664

Spot TCE per day (in $ per day)
VLCC	152,700	103,500	43,100	124,600	40,100
Suezmax	111,500	72,400	38,900	91,700	35,100
LR2	92,400	50,700	29,300	71,700	26,000

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates that the Company’s vessels are required to earn to cover operating expenses, including dry docks, repayments of loans, net interest expense, bareboat hire, time charter hire and net general and administrative expenses, for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted is provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the third quarter and therefore may not be reflective of rates to be earned for the full third quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the third quarter as compared to the total available days in the third quarter. The actual rates to be earned in the third quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of contracted ballast days at the end of the second quarter of 2026 was 581 days for VLCCs, 303 days for Suezmax tankers and 309 days for LR2/Aframax tankers.